04001505

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51549

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

FEB 24 2004

REPORT FOR THE PERIOD BEGINNING 01-01-03 (MM/DD/YY) AND ENDING 12-31-03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Coldstream Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2370 130th Avenue, NE, Suite 103
(No. and Street)

Bellevue, (City) Washington (State) 98005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Kevin M. Fitzwilson (425) 885-1558
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Geffen, Mesher & Company, P.C.
(Name – *if individual, state last, first, middle name*)

888 SW Fifth Avenue, Suite 800 (Address) Portland, (City) Oregon (State) 97204 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 16 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kevin M. Fitzwilson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Coldstream Securities, Inc., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Treasurer
Title

GRETCHEN L. BUESCHER
COMMISSION EXPIRES
NOTARY
PUBLIC
8-13-05
STATE OF WASHINGTON

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of operations.
- [x] (d) Statement of Changes in cash flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditors' report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

COLDSTREAM SECURITIES, INC.

FORM X-17A-5 PART IIA

OF THE FOCUS REPORT OF THE

SECURITIES AND EXCHANGE COMMISSION

YEARS ENDED DECEMBER 31, 2003 AND 2002

COLDSTREAM SECURITIES, INC.

FORM X-17A-5 PART IIA OF THE
FOCUS REPORT OF THE SECURITIES AND EXCHANGE COMMISSION
TABLE OF CONTENTS

YEARS ENDED DECEMBER 31, 2003 AND 2002

Page

GEFFEN MESHER
& COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS & BUSINESS CONSULTANTS

Independent Auditors' Report

Board of Directors
Coldstream Securities, Inc.
Bellevue, Washington

We have audited the accompanying statement of financial condition of Coldstream Securities, Inc. as of December 31, 2003, and the related statements of income, changes in shareholder's deficit, changes in subordinated borrowings, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Coldstream Securities, Inc. as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 8 and 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The accompanying 2002 financial statements of Coldstream Securities, Inc. were audited by other accountants, whose report dated February 12, 2003, stated that they were not aware of any material modifications that should be made to those statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Geffen Mesher & Company, P.C.

January 23, 2004

888 S.W. Fifth Avenue, Suite 800 • Portland, Oregon 97204 • Tel: 503.221.0141 • Fax: 503.227.7924 • 800.819.0141 • www.gmco.com

ASSETS

December 31,	2003	2002
Cash	$ 19,298	$ 15,319
Other assets	3,880	3,300
Total assets	$ 23,178	$ 18,619

LIABILITIES AND SHAREHOLDER'S DEFICIT

	2003	2002
Accounts payable and accrued expenses	$ 9,914	$ 3,804
Subordinated loan	23,928	23,928
Total liabilities	33,842	27,732
Shareholder's deficit		
Common stock, no par value; 112 shares authorized	10,000	10,000
Additional paid-in capital	18,000	10,000
Accumulated deficit	(38,664)	(29,113)
Total shareholder's deficit	(10,664)	(9,113)
Total liabilities and shareholder's deficit	$ 23,178	$ 18,619

COLDSTREAM SECURITIES, INC.

FORM X-17A-5 PART IIA OF THE
FOCUS REPORT OF THE SECURITIES AND EXCHANGE COMMISSION
STATEMENTS OF INCOME

Years Ended December 31,		2003		2002
Expenses				
Professional services	$	2,620	$	2,500
Licenses and permits		891		1,281
Administrative fees		4,200		1,200
Interest		1,555		1,482
Miscellaneous		285		
Net loss	$	9,551	$	6,463

COLDSTREAM SECURITIES, INC.

FORM X-17A-5 PART IIA OF THE
FOCUS REPORT OF THE SECURITIES AND EXCHANGE COMMISSION
STATEMENTS OF CHANGES IN SHAREHOLDER'S DEFICIT

	Common stock				
	Number of shares	Amount	Additional paid-in capital	Accumulated deficit	Total shareholder's deficit
Balances at January 1, 2002	112	$ 10,000		($ 22,650)	($ 12,650)
Additional capital contributed			$ 10,000		10,000
Net loss				(6,463)	(6,463)
Balances at December 31, 2002	112	10,000	10,000	(29,113)	(9,113)
Additional capital contributed			8,000		8,000
Net loss				(9,551)	(9,551)
Balances at December 31, 2003	112	$ 10,000	$ 18,000	($ 38,664)	($ 10,664)

See notes to financial statements

Statements of Changes in Subordinated Borrowings

Balance at January 1, 2002	$	15,248
Addition during 2002		8,680
Balance at December 31, 2002		23,928
Activity during 2003		-0-
Balance at December 31, 2003	$	23,928

See notes to financial statements

STATEMENTS OF CASH FLOWS

Year Ended December 31,	2003	2002
Cash flows from operating activities		
Net loss	($ 9,551)	($ 6,463)
Change in operating assets and liabilities		
Other assets	(580)	
Accounts payable and accrued expenses	6,110	(4,698)
Net cash used in operating activities	(4,021)	(11,161)
Cash flows from financing activities		
Increase in subordianted loan		8,680
Capital contribution	8,000	10,000
Net cash provided by financing activities	8,000	18,680
Net increase in cash	3,979	7,519
Cash at beginning of year	15,319	7,800
Cash at end of year	$ 19,298	$ 15,319
Supplemental disclosures of cash flow information		
Cash paid during year for interest	$ -0-	$ -0-

YEARS ENDED DECEMBER 31, 2003 AND 2002

1. Line of business and significant accounting policies

Line of business
Coldstream Securities, Inc. (the "Company"), was organized to provide broker and dealer services relative to private placements and mutual funds. The Company is a wholly-owned subsidiary of Coldstream Holdings, Inc. and operates from their office in Bellevue, Washington.

2. Capital requirements

The Company is subject to the Securities and Exchange Commission (SEC) Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003, the Company had net capital of $9,384 which was $4,384 in excess of the required net capital of $5,000. The Company's aggregate indebtedness was $9,914 at December 31, 2003 resulting in a ratio to net capital of 1.06 to 1.

3. Subordinated loan agreement

The subordinated loan is from Coldstream Holdings, Inc., bears interest at 6.5% per annum and is payable, along with accrued interest, on March 1, 2005. Accrued expenses include $2,859 and $1,304 of unpaid interest at December 31, 2003 and 2002, respectively.

The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. Furthermore, repayments of the loan require prior written approval of the National Association of Securities Dealers (NASD).

4. Related party transactions

The Company paid its parent $350 per month in 2003 and $100 per month in 2002 for administrative fees.

ACCOMPANYING INFORMATION

December 31, 2003		
Net capital		
Total shareholder's deficit	($	10,664)
Add		
Liabilities subordinated to claims of creditors		23,928
		13,264
Less nonallowable assets		
Other assets		3,880
Net capital	$	9,384
Aggregate indebtedness		
Accounts payable and accrued expenses and other liabilities	$	9,914
Computation of basic net capital requirements		
Minimum net capital required	$	5,000
Excess net capital	$	4,384
Excess of net capital at 1,000%	$	8,392
Ratio of aggregate indebtedness to net capital		1.06 to 1

Reconciliation with Company's computation

There was no material difference between these computations and the computations included in the Part IIA of the Company's Form X-17a-5 unaudited report as of December 31, 2003.

Year Ended December 31, 2003

Exemptive provisions:

The Company is exempt from Rule 15c3-3 because the Company does not receive or hold any customer securities or cash.

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY RULE 17a-5

Board of Directors
Coldstream Securities, Inc.
Bellevue, Washington

In planning and performing our audit of the financial statements of Coldstream Securities, Inc. for the year ended December 31, 2003, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(l) of the Securities and Exchange Commission (SEC), we made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(ll) and for determining compliance with the exemptive provisions of Rule 15c3-3(e). Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

Making quarterly securities examinations, counts, verifications, and comparisons.

Recordation of differences required by Rule 17a-13.

Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they might become inadequate because of changes in conditions and that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate as of December 31, 2003, to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of Coldstream Securities, Inc. to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control, and that, alternatively, greater reliance must be placed on surveillance by management.

This report is intended for the use of the Board of Directors, management, the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Deffen Mesher & Company, P.C.

January 23, 2004